04014763

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED NOV 29 2004 WASH, D.C. 202 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-03 (MM/DD/YY) AND ENDING 9-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SAL Financial Services Inc/DBA

NAME OF BROKER-DEALER: STERNE AGEE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM (City) ALABAMA (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 NORTH 20TH STREET, STE 1800 (Address) BIRMINGHAM (City) ALABAMA (State) 35203 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Christopher L. Frankel and Declan O'Beirne, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Financial Services, Inc., as of September 30, 2004, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

CEO

Title

Signature

CFO

Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page

X (b) Statement of Financial Condition

(c) Statement of Operations

(d) Statement of Changes in Financial Condition

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(g) Computation of Net Capital

(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

KPMG

STERNE AGEE FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Sterne, Agee & Leach Group, Inc.)

(Formerly SAL Financial Services, Inc.)

Statements of Financial Condition

September 30, 2004 and 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne Agee Financial Services, Inc.:

We have audited the accompanying statements of financial condition of Sterne Agee Financial Services, Inc. (a Delaware corporation and a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc.) (formerly SAL Financial Services, Inc.) as of September 30, 2004 and 2003. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Financial Services, Inc. as of September 30, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 24, 2004

STERNE AGEE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Sterne, Agee & Leach Group, Inc.)
(Formerly SAL Financial Services, Inc.)

Statements of Financial Condition

September 30, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	1,491,140	1,724,802
Cash segregated for regulatory purposes		25,065	25,000
Due from affiliates		231,201	473,891
Receivables		270,329	288,946
Furniture and equipment (less accumulated depreciation of $75,141 in 2004 and $42,918 in 2003)		64,253	62,295
Intangible assets, net		418,417	498,167
Other assets		90,729	65,539
Total assets	$	2,591,134	3,138,640
Liabilities and Stockholder's Equity			
Due to parent company	$	7,277	273,931
Other liabilities		953,777	800,032
Total liabilities		961,054	1,073,963
Commitments and contingencies (note 3)			
Stockholder's equity:			
Preferred stock, $0.001 par value. Authorized 500 shares, no shares issued or outstanding		—	—
Common stock, $0.001 par value. Authorized 2,500 shares, issued and outstanding 2,500 shares		2	2
Additional paid–in capital		1,833,998	1,833,998
Retained earnings (accumulated deficit)		(203,920)	230,677
Total stockholder's equity		1,630,080	2,064,677
Total liabilities and stockholder's equity	$	2,591,134	3,138,640

See accompanying notes to the statements of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Financial Services, Inc. (the Company), was incorporated on January 8, 2002 as a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc. (SAL Group). During the month of incorporation, SAL Group contributed certain tangible and intangible assets as the Company's initial capitalization. During 2003, additional cash of $825,000 was contributed by SAL Group to the Company. The Company changed its name from SAL Financial Services to Sterne Agee Financial Services in 2004.

The Company is a registered broker dealer with the Securities and Exchange Commission. Its principal business activities include the execution of securities transactions for institutional and retail customers as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent brokers and third party marketing agreements with various banks. The Company also reintroduces customers through its discount brokerage operation. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(c) Accounting for Securities Transactions

Securities owned and receivables/payables with customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(d) Intangible Assets

Intangible assets represent primarily the excess of consideration paid over the fair value of tangible assets acquired in connection with a purchase of assets and assumptions of liabilities. Assets purchased included broker/agent contracts, clearing contracts and client accounts. The amount by which the consideration paid exceeded the fair value of net tangible assets acquired was $550,000. Under the requirements of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, the Company established this amount as an intangible asset with a definite life and is amortizing it over seven years which is considered representative of the estimated

(Continued)

lives of the relationships and contracts acquired. Intangible assets also includes approximately $50,000 representing the amount paid by SAL Group for a brokerage license which was contributed to the Company as part of its original capitalization.

Intangible assets at September 30, 2004 and 2003 are summarized as follows:

		2004	2003
Intangible assets subject to amortization (see note 2)	$	372,167	451,917
Unamortized intangible asset (brokerage license)		46,250	46,250
Total intangible assets	$	418,417	498,167

(e) ***Furniture and Equipment***

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight–line basis over the estimated useful lives of the assets.

(f) ***Recent Accounting Pronouncements***

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the Company's statements of financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Mandatory redeemable financial instruments are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. On November 7, 2003, the FASB deferred indefinitely the classification and measurement provisions related to mandatorily redeemable non controlling interests. Management is currently evaluating the impact of SFAS No. 150 and the related deferral, and whether the adoption will have a material impact on the Company's statements of financial condition.

(Continued)

In November 2002, the FASB issued FASB Interpretation (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which addresses disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 on January 1, 2003 did not have a material impact on the Company's statements of financial condition.

In January 2003, the FASB issued FIN 46, which clarifies the application of Accounting Research Bulletin 51, *Consolidated Financial Statement,* to certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements apply to all variable interest entities created after January 31, 2003. The adoption of FIN 46 on January 1, 2003 did not have a material impact on the Company's statements of financial condition.

(2) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2004 and 2003, the Company had net capital of $552,338 and $666,439, respectively, which was $488,267 and $594,842 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3–3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Commitments and Contingencies

The Company, in its capacity as a broker dealer, is subject to litigation and various claims in the ordinary course of business. Management does not believe the ultimate outcome of these matters will have a material effect on the Company's financial position.

(4) Related Party Transactions

SAL Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

(Continued)

SAL and SAL Group provide office space, communications, and clearing services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with SAL. SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(5) Income Taxes

The Company is included in the consolidated federal income tax return filed by SAL Group. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws, and rates.

Deferred tax liabilities and assets are determined under the liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using the enacted tax rates in effect for the applicable tax periods. In accordance with SFAS No. 109, *Accounting for Income Taxes,* the Company has recorded net deferred tax asset balances of $49,673 and $26,857 at September 30, 2004 and 2003, respectively, which primarily represents differences relating to depreciation and amortization.